Exhibit 99(h)(4)

Exhibit (h)(4) Expense Limitation Agreement between the Adviser and the Trust

EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of November 17, 2006 by and between Financial & Investment Management Group, Ltd., a Michigan corporation (the “Adviser”), and Utopia Funds (the “Trust”), on behalf of the Utopia Growth Fund, the Utopia Core Fund, the Utopia Core Conservative Fund and the Utopia Yield Income Fund, each a series of the Trust (each, a “Fund” and collectively, the “Funds”).

WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Funds are series of the Trust;

WHEREAS, the Trust and the Adviser have entered into an Investment Management Agreement dated December 30, 2005 (the “Advisory Agreement”), pursuant to which the Adviser provides investment management services to each Fund for a management fee based on a percentage of the average daily net assets of each Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.             EXPENSE LIMITATION.

1.1           Applicable Expense Limit.  To the extent that the ordinary operating expenses incurred by a Fund in any fiscal year, including but not limited to the management fee of the Adviser, but excluding extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser to the extent set forth in this Agreement.

1.2           Operating Expense Limit.  The Operating Expense Limit in any year with respect to a Fund shall be 1.37% (annualized) of the average daily net assets of the Fund.

1.3           Duration of Operating Expense Limit.  The Operating Expense Limit with respect to a Fund shall remain in effect during the term of this Agreement.

1.4           Method of Computation.  To determine the Adviser’s obligation with respect to the Excess Amount, each day the Fund Operating Expenses for a Fund shall be annualized.  If the annualized Fund Operating Expenses for any day of a Fund exceed the Operating Expense Limit of the Fund, the Adviser shall waive or reduce its management fee or absorb the other Fund expenses in an amount sufficient to pay that day’s Excess Amount.  The Trust may offset amounts owed to a Fund pursuant to this Agreement against the management fee payable to the

Adviser.  Furthermore, to the extent that the Excess Amount exceeds such waived or reduced management fee, the Adviser may voluntarily reimburse a Fund for any operating expenses.

2.             TERM AND TERMINATION OF AGREEMENT.

This Agreement shall terminate upon the earlier of termination of the Advisory Agreement or on January 31, 2008.  The obligation of the Adviser under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

3.             MISCELLANEOUS.

3.1           Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2           Interpretation.  Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

3.3           Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

3.4           Amendments.  This Agreement may be amended only by a written agreement signed by each of the parties hereto.

3.5           Limitation of Liability.  This Agreement is executed by or on behalf of the Trust, and Adviser is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Declaration of Trust, as amended, of the Trust and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in all cases to the Trust and its assets, and Adviser shall not seek satisfaction of any such obligations from the trustees, officers or shareholders of the Trust.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

UTOPIA FUNDS

By:	/s/ Paul H. Sutherland
Name:	Paul H. Sutherland
Title:	President

FINANCIAL & INVESTMENT MANAGEMENT GROUP, LTD.

By:	/s/ Paul H. Sutherland
Name:	Paul H. Sutherland
Title:	President